November 20, 2008

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 0610
Washington, DC 20549

Re:	Elite Pharmaceuticals, Inc.
Preliminary Proxy Statement filed November 13, 2008
File No. 1-15697

Dear Mr. Riedler:

     On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, the Revised Preliminary Proxy Statement (the “Revised Proxy”) to the Preliminary Proxy Statement originally filed on November 13, 2008 (File No. 1-15697) (the “Proxy”) and a separate acknowledgement letter from the Company. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Proxy.

     We are in receipt of the letter, dated November 17, 2008 (the “Comment Letter”), from Jeffrey Riedler, Assistant Director, Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below is the response of the Company to each comment set forth in the Comment Letter, numbered to correspond thereto.

     1.   You have requested that the Company expand its discussion of the conversion features of the Series B Preferred Stock and Series C Preferred Stock and related warrants and how these terms differ from those of the Series D Preferred Stock. The Company has revised the applicable disclosure in the Proxy to reflect its response to this request. Please see pages 9, 10 and 11 of the Revised Proxy.

      2.   You have requested that the Company expand its discussion to clarify whether the Company currently has sufficient authorized shares of common stock for the issuance of common stock upon conversion of its Series B Preferred Stock, Series C Preferred Stock and

Securities and Exchange Commission
November 20, 2008
Re: Elite Pharmaceuticals, Inc.

Series D Preferred Stock and related warrants. You have also requested that the Company quantify the number of shares required for such purposes and the number of shares that are available currently for issuance after the conversion and exercise. The Company has revised the applicable disclosure in the Proxy to reflect its response to this request. Please see pages 13 and 14 of the Revised Proxy.

      3.   You have requested that the Company expand its discussion to quantify the number of shares of common stock required to pay the mandatory dividends on its Series D Preferred Stock. The Company has revised the applicable disclosure in the Proxy to reflect its response to this request. Please see page 14 of the Proxy.

      4.   You have requested that the Company reconcile its statement regarding the lack of any current definitive plans for the issuance of Common Stock or securities convertible, exchangeable or exercisable for shares of Common Stock with the reasons provided by the Company for the proposed increase in the number of authorized shares of Common Stock The Company has revised the applicable disclosure in the Proxy to reflect its response to this request. Please see page 15 of the Revised Proxy.

      5.   In response to your request, the Company confirms that the documents that it will be incorporating by reference, namely its Annual Report on Form 10-K for the fiscal year ending March 31, 2007, and its subsequently filed Quarterly Reports on Form 10-Q, for the quarterly periods ending June 30, 2008, and September 30, 2008, will be delivered to the shareholders with the Proxy. The Company has revised the Proxy accordingly. Please see page 20 of the Revised Proxy.

      6.   In response to your request, the language on the proxy card regarding the appointment of Mr. Bernard J. Berk, the Company’s former President and Chief Executive Officer and former Chairman of the Company’s Board of Directors, to vote the proxies submitted by the Company’s shareholders was an oversight and should not have been included in the Proxy. The Company does not intend to empower Mr. Berk with the authority to vote such proxies submitted by the Company’s shareholders. The Company will request that Mr. Chris Dick, the Company’s Chief Operating Officer and Acting Chief Executive Officer, and Mark I. Gittelman, the Company’s Chief Financial Officer, be given the authority to vote such proxies submitted by the Company’s shareholders. The Company has revised the applicable disclosure in the Proxy to reflect its response to this request. Please see the proxy card attached to the Revised Proxy.

      The Company also wishes to bring to the attention of the Staff that in addition to the revisions to the Proxy summarized above, it has made necessary conforming changes resulting from the Company’s responses to the aforementioned comments and updates as a result of the passage of time.

Securities and Exchange Commission
November 20, 2008
Re: Elite Pharmaceuticals, Inc.

     Please contact me at (212) 209-3040 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

/s/ Scott H. Rosenblatt
Scott H. Rosenblatt

cc:	John L. Krug, Esq.
Suzanne Hayes, Esq.
Chris Dick
Mark Gittelman